FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Rainwater, Richard E.	2. Issuer Name and Ticker or Trading Symbol Crescent Real Estate Equities Company (CEI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board
(Last) (First) (Middle) 777 Main Street Suite 2250	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/19/02
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares	09/19/02		S(1)		300,000	D	$ 16.26	4,149,538	D
Common Shares	NA							743,920	I	By Spouse(2)
Common Shares	NA							12,346	I	By RI(3)
Common Shares	NA							2,931,398	I	By CRUT(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Units of limited partnership of Operating Partnership(5)	(6)	NA						04/28/95	NA	Common Shares	330,470	NA	165,235	D
Units of limited partnership of Operating Partnership (5)	(6)	NA						04/28/95	NA	Common Shares	264	NA	132	I	By Spouse (2)
Units of limited partnership of Operating Partnership (5)	(6)	NA						04/28/95	NA	Common Shares	49,506	NA	24,753	I	By RI (3)
Units of limited partnership of Operating Partnership (5)	(6)	NA						04/28/95	NA	Common Shares	6,270,962	NA	3,135,481	I	By OT (3)

Explanation of Responses:

(1) Private sale to adult son.
(2) As previously reported, 49,780 shares attributed to spouse are held by general partnership of which spouse is a general partner and represent her proportional interest in Issuer securities held by general partnership. Reporting Person disclaims beneficial ownership of 743,920 shares and 132 Units owned (directly or indirectly) by spouse; this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.
(3) Rainwater, Inc. (RI) is wholly owned by Reporting Person. Office Towers LLC (OT) is wholly owned by Reporting Person and RI.
(4) The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, dated March 10, 1995 (CRUT), Richard E. Rainwater, Successor Trustee to J. Randall Chappel, Successor Trustee to Richard E. Rainwater, Original Trustee. Reporting Person is sole trustee and settlor of CRUT, exercises investment control over stock held by CRUT, and may have a pecuniary interest in stock held by CRUT; however, inclusion of CRUT stockholdings in this report shall not be deemed an admission that Reporting Person is the beneficial owner of such securities for purposes of Section 16.
(5) Crescent Real Estate Equities Limited Partnership ("Operating Partnership")
(6) Each Unit is exchangeable for two shares of Common Stock, subject to normal antidilution adjustments, or cash equivalent to market value of two shares of Common Stock, at discretion of Issuer.

By: /s/ Richard E. Rainwater, by Melissa T. Parrish, Attorney-in-Fact **Signature of Reporting Person	09/23/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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